                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549
                                 ______________

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                              (Amendment No. ___)*

                            UroHealth Systems, Inc.
- --------------------------------------------------------------------------------
                                (Name of issuer)

                    Common Stock, par value $.001 per share
- --------------------------------------------------------------------------------
                         (Title of class of securities)

                                  917272-10-6
- --------------------------------------------------------------------------------
                                 (CUSIP number)

                              Kevin Higgins, Esq.
                                General Counsel
                            UroHealth Systems, Inc.
                            5 Civic Plaza, Suite 100
                        Newport Beach, California  92660
                                 (714) 668-5858
- --------------------------------------------------------------------------------
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                  May 17, 1996
- --------------------------------------------------------------------------------
            (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                             (Page 1 of 20 Pages)

                                 SCHEDULE 13D

CUSIP NO. 917272-10-6                                      PAGE 2  OF   PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Apollo Investment Fund III, L.P.

- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /X/
                                                                        (b) / /

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      WC

- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  1,989,106

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     -0-
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  1,989,106

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     -0-

- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,989,106

- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /X/



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      14.59%

- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN

- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!







                             (Page 2 of 20 Pages)

                                 SCHEDULE 13D

CUSIP NO. 917272-10-6                                      PAGE 3  OF   PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Apollo Overseas Partners III, L.P.

- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /X/
                                                                        (b) / /

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      WC

- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  119,097

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     -0-
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                   119,097

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     -0-

- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       119,097

- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /X/



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      .87%

- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN

- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!







                             (Page 3 of 20 Pages)

                                 SCHEDULE 13D

CUSIP NO. 917272-10-6                                      PAGE 4  OF   PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Apollo U.K. Partners III, L.P.

- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /X/
                                                                        (b) / /

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      WC

- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  73,729

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     -0-
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  73,729

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     -0-

- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      73,729

- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /X/



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      .54%

- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN

- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!







                             (Page 4 of 20 Pages)

ITEM 1.          SECURITY AND ISSUER.

                 The name of the issuer is UroHealth Systems, Inc. (hereinafter referred to as the "Issuer"). The address of the Issuer's principal executive offices is 5 Civic Plaza, Suite 100, Newport Beach, California 92660 . This statement relates to the Issuer's Common Stock, $.001 par value (the "Common Stock").

ITEM 2.          IDENTITY AND BACKGROUND.

                 This statement is filed jointly by Apollo Investment Fund III, L.P. a Delaware limited partnership ("AIF III"), Apollo Overseas Partners III, L.P., a Delaware limited partnership ("AOP") and Apollo (UK) Partners III, L.P., a Delaware limited partnership ("AUK"). Such persons are collectively referred to herein as the "Reporting Persons".

                 The Reporting Persons are principally engaged in the business of investment in securities. The principal office of the Reporting Persons is c/o Apollo Advisors II, L.P., 2 Manhattanville Road, Purchase, New York, 10577.

                 Apollo Advisors II, L.P., a Delaware limited partnership ("Advisors"), is the general partner of AIF III and the managing general partner of AOP and AUK. Advisors is principally engaged in the business of serving as managing general partner of several investment funds. The principal place of business of Advisors is located at 2 Manhattanville Road, Purchase, New York 10577.

                 Apollo Capital Management II, Inc., a Delaware corporation ("Capital Management") is the general partner of Advisors. Capital Management is principally engaged in the business of serving as general partner of Advisors. The address of the principal business and principal office of Capital Management is c/o Apollo Advisors II, L.P., 2 Manhattanville Road, Purchase, New York, 10577.

                 Apollo Fund Administration II LDC, a Cayman Islands LDC ("Administration"), is the administrative general partner of each of AOP and AUK. Administration is principally engaged in the business of serving as administrative general partner of AOP and AUK. The principal place of business of Administration is Apollo Fund Administration II LDC, c/o CIBC Bank and Trust Company (Cayman) Limited, Edward Street, Georgetown, Grand Cayman, Cayman Islands, British West Indies.

                 Apollo Management (UK) Ltd, an English corporation ("Management UK") is the resident general partner of AUK. Management UK is principally engaged in the business of serving as resident general partner of AUK. The address of the principal business of Management UK is Hill House, 1 Little New Street, London EC4A 3TR, England.

                 Leon Black and John Hannan are the directors of Capital Management and Management UK.

                 Attached as Appendix A to Item 2 is information concerning the principals, executive officers, directors and principal shareholders of the Reporting Persons and other entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.





                             (Page 5 of 20 Pages)

                 Neither Apollo, Advisors, Capital Management, Administration, Management UK nor any of the persons or entities referred to in Appendix A to
Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

DESCRIPTION OF TRANSACTION

                 On May 3, 1996, the Reporting Persons (hereinafter referred to as "Apollo"), Chase Venture Capital Associates, a California Limited Partnership (hereinafter referred to as "CVCA"), the Issuer and certain other parties entered into a Securities Purchase Agreement (the "Agreement").

                 Pursuant to the Agreement, Apollo will purchase (i) 4,550 shares of the Issuer's Series C Preferred Stock which is convertible into approximately 41,364 shares of the Issuer's Common Stock; (ii) Warrants to purchase 113,750 shares of the Issuer's Common Stock and (iii) $22,295,000 of 8.75% Convertible Subordinated Debentures (the "Debentures") convertible into approximately 2,026,818 shares of the Issuer's Common Stock. Apollo's original cost basis for the above purchases is $22,750,000.00. The funds Apollo used to acquire the securities were from its contributed capital.

DISCLAIMER OF GROUP STATUS

                 As noted above, CVCA, Apollo and certain other persons were parties to the Agreement. They each received the rights to purchase the Issuer's Common Stock upon consummation of the transactions contemplated by the Agreement. In addition, in connection with the Agreement and the closing of the transactions contemplated thereby, Apollo entered into certain agreements with the Issuer, CVCA and the other purchasers. The terms of these agreements provide generally that CVCA, Apollo and the other purchasers agree to comply with certain securities law restrictions on the transferability of their stockholdings and that the Issuer agrees with CVCA, Apollo and the other purchasers to provide certain rights of registration under the Securities Act of 1933 as amended (the "1933 Act"), with respect to their stockholdings.
Prior to execution of the Agreement, CVCA had no contractual or other relationship with Apollo or the other purchasers with respect to beneficial ownership of the Issuer's Common Stock. Upon the Issuer's filing of a Certificate of Amendment with the Secretary of State of Delaware, the Debentures will be voting securities of the Issuer and will permit the holders thereof to vote on all matters on which holders of Common Stock are entitled to vote (with number of votes as is equal to the number of shares of Common Stock obtainable upon conversion of the Debentures) and with the special class right to elect two directors to the Issuer's Board of Directors (the "Board"). Prior to the Issuer's filing of the Certificate of Amendment, the Series C Preferred Stock will have voting rights which will provide the holders thereof with fifty votes for each $11 of face value of each share of Series C Preferred stock held. Upon the Issuer's filing of the Certificate of Amendment with the Secretary of State of the State of Delaware, all outstanding shares of Series C Preferred Stock (including shares held by Apollo) will be exchanged for additional Debentures in the aggregate principal amount of $1 million. CVCA and Apollo have entered into a voting agreement pursuant to which each has agreed to vote the Debentures and Series C Preferred Stock held by it to elect one director designated by CVCA and one director designated by Apollo. A copy of the agreement is attached hereto as Exhibit A.





                             (Page 6 of 20 Pages)

                 The Reporting Persons may together constitute a "group" within the meaning of Rule 13d-5(b) under the Securities and Exchange Act of 1934, as amended due to common lines of authority, although the Apollo entities have no written agreements to act in concert.

ITEM 4.          PURPOSE OF TRANSACTION.

                 The acquisition of the Issuer's equity securities has been made by Apollo for investment purposes. Although Apollo has no present intention to do so, Apollo may make additional purchases or sales of Common Stock either in the open market or in privately negotiated transactions, including transactions with the Issuer, depending on an evaluation of the Issuer's business prospects and financial condition, the market for the Common Stock, other available investment opportunities, money and stock market conditions and other future developments. Depending on these factors, Apollo may decide to sell all or part of its holdings of the Issuer's Common Stock in one or more public or private transactions.

BOARD OF DIRECTORS

                 Pursuant to the Certificate of Designation, filed on May 8, 1996, and the Indenture dated May 13, 1996, between the Issuer and Bankers Trust Company, as Indenture Trustee, CVCA and Apollo at all times have the special and exclusive right to elect two directors to the Board. As described in Item 3, CVCA and Apollo have entered into a voting agreement pursuant to which each has agreed to vote the Debentures and Series C Preferred Stock held by it to elect one director designated by CVCA and one director designated by Apollo.

                 Except as set forth in this Item 4, Apollo has no present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, Apollo reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Issuer's Common Stock to cease to be listed on the NASDAQ National Market System or causing the Common Stock to become eligible for termination of registration, under Section 12(g) of the Exchange Act.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER.

                 The Reporting Persons acquired beneficial ownership of the shares of the Preferred Stock, Warrants and Convertible Subordinated Debentures described in Item 3 to which this Statement on Schedule 13D relates as a result of the consummation of the Securities Purchase Agreement.

                 (a) Apollo is deemed to be the beneficial owner of 2,181,932 shares of the Issuer's Common Stock. Apollo's deemed beneficial ownership represents 16% of the Common Stock.

                 (b) The number of shares of the Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for the Reporting Persons is set forth in the cover pages and such information is incorporated herein by this reference.

                 (c) Except as disclosed in Item 3 herein, there have been no reportable transactions with respect to the Common Stock within the last 60 days by the Reporting Persons.





                             (Page 7 of 20 Pages)

                 (d) No person other than Apollo has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Common Stock owned beneficially by Apollo.

                 (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                 Reference is made to the information disclosed under Items 3 and 4 of this Statement which is incorporated by reference in response to this Item. In addition to such information, the following contracts, arrangements, understandings or relationships are reported hereunder.

                          (a)  Registration Rights Agreement.  Pursuant to
Section 5A.5(a) of the Agreement, the Issuer entered into the Registration Rights Agreement dated as of May 13, 1996 (the "Registration Agreement"), between CVCA, Apollo and certain other parties. The Registration Agreement grants CVCA, Apollo and certain other parties three demand rights with respect to registrations under the 1933 Act, provided that if the Issuer shall consummate a "shelf" registration pursuant to the Registration Agreement or the Debenture Registration Agreement (as defined below), such registration shall be deemed to count as one demand registration. The parties to the Registration Agreement are granted certain "piggy-back" rights to participate in certain registration statements filed by the Issuer. The Issuer agreed to pay all costs and expenses of all registrations under the Registration Agreement. The Registration Agreement also contains customary terms and conditions with respect to hold back of shares from public sale or distribution, selection of underwriters and indemnification.

                          (b)  Debenture Registration Rights Agreement.
Pursuant to Section 5A.5(b) of the Agreement, the Issuer entered into a Debenture Registration Rights Agreement dated as of May 13, 1996 (the "Debenture Agreement"), between CVCA, Apollo and certain other parties. The Debenture Agreement requires the Company to file a Shelf Registration Statement and to keep such Shelf Registration Statement effective 15 months from its effective date, subject to extension pursuant to Section 5 thereof, or such shorter period ending when (i) all debentures covered by the Shelf Registration Statement have been sold in the manner set forth and as contemplated in the Shelf Registration Statement or (ii) a Subsequent Registration Statement covering all registrable debentures has been declared effective under the Securities Act.

                          (c)  Warrant Agreement.  Pursuant to Section 2.1(c)
of the Agreement, the Issuer entered into a Warrant Agreement dated as of May 13, 1996 (the "Warrant Agreement") with Bankers Trust Company, as Warrant Agent. The Warrant Agreement allows the Warrant Agent to issue Warrants to CVCA, Apollo and certain other parties to purchase up to an aggregate of 250,000 shares of Common Stock of the Issuer.





                             (Page 8 of 20 Pages)

ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS.

                          1. Security Holders Agreement dated as of May 13, 1996, between CVCA and Apollo.

APPENDIX A

                 Item 2 information for executive officers and directors of Apollo.

SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        APOLLO INVESTMENT FUND III, L.P.
                                        BY: APOLLO ADVISORS II, L.P.,
                                            ITS GENERAL PARTNER


                                        By: /s/ Michael D. Weiner
                                            -----------------------------------
                                            Name:  Michael D. Weiner
                                            Title: General Partner


Date:  May 28 1996





                             (Page 9 of 20 Pages)

                                   SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        APOLLO OVERSEAS PARTNERS III, L.P.
                                        BY: APOLLO ADVISORS II, L.P.,
                                            ITS GENERAL PARTNER


                                        By: /s/ Michael D. Weiner
                                            -----------------------------------
                                            Name:  Michael D. Weiner
                                            Title: General Partner


Date:  May 28 1996





                             (Page 10 of 20 Pages)

                                   SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        APOLLO (UK) PARTNERS III, L.P.
                                        BY: APOLLO ADVISORS II, L.P.,
                                            ITS GENERAL PARTNER


                                        By: /s/ Michael D. Weiner
                                            -----------------------------------
                                            Name:  Michael D. Weiner
                                            Title: General Partner


Date:  May 28 1996





                             (Page 11 of 20 Pages)

                                   APPENDIX A

                 The following sets forth information with respect to the general partners, executive officers, directors and principal shareholders of the Reporting Persons, Advisors, Capital Management, Administration and Management UK.

                 The principal occupation of each of Leon Black and John Hannan, each of whom is a United States citizen, is to act as an executive officer and director of Capital Management and each is a limited partner of Advisors. The principal business of Advisors is to provide advice regarding investment by the Reporting Persons. Capital Management is principally engaged in the business of serving as general partner of Advisors. The principal offices of Advisors and Capital Management are located at Two Manhattanville Road, Purchase, New York 10577.

                 Mr. Black is the President and director of Capital Management. Mr. Black's business address is Two Manhattanville Road, Purchase, New York 10577.

                 Mr. Hannan is a Vice President and director of Capital Management. Mr. Hannan's business address is Two Manhattanville Road, Purchase, New York 10577.

                 Peter Henry Larder, Michael Francis Benedict Gillooly, Ian Thomas Patrick and Martin William Laidlaw, each of whom is a British citizen, each serve as a director of Administration. Each of the above four individuals is principally employed by CIBC Bank and Trust Company (Cayman) Limited ("CIBC") in the following positions: Mr. Larder, Managing Director; Mr. Gillooly, Deputy Managing Director; Mr. Patrick, Manager-Accounting Services; and Mr. Laidlaw, Senior Fund Accountant. CIBC is a Cayman Islands corporation which is principally engaged int he provision of trust, banking and corporate administration services, the principal address of which is Edward Street, Grand Cayman, Cayman Islands, British West Indies. It provides accounting, administrative and other services to Administration pursuant to a contract.
Mr. Black is the beneficial owner of the stock of Administration.





                             (Page 12 of 20 Pages)

                                   EXHIBIT A



                                                      SECURITY HOLDERS
                                             AGREEMENT dated as of May 13, 1996,
                                             (the "Agreement") between CHEMICAL
                                             VENTURE CAPITAL ASSOCIATES, L.P.,
                                             APOLLO INVESTMENT FUND III, L.P.,
                                             APOLLO OVERSEAS PARTNERS III,
                                             L.P., and APOLLO U.K. PARTNERS III,
                                             L.P. (each a "Security Holder" and
                                             collectively, the "Security
                                             Holders").


                                    PREAMBLE

                 Pursuant to the Securities Purchase Agreement dated May 3, 1996 (the "Securities Purchase Agreement"), the Security Holders are purchasing shares of Series C Convertible Preferred Stock (the "Preferred Stock") and 8.75% Convertible Debentures (the "Debentures") of UroHealth Systems, Inc., as the same may exist from time to time (the "Corporation"). On the date hereof, the holders of a majority of the outstanding shares of Preferred Stock are entitled to elect two directors to the Board of Directors of the Corporation (the "Board"). Upon the exchange of the Preferred Stock for Debentures pursuant to the terms of the Preferred Stock, the holders of a majority of the existing Debentures will be entitled to elect two directors to the Board. The Security Holders desire to set forth their agreement with respect to the voting of the shares of Preferred Stock and Debentures (the "Securities") owned by them for the election of directors.

                 ACCORDINGLY, in consideration of the mutual covenants and agreements contained in this Agreement, the sufficiency of which is hereby acknowledged, the parties agree as follows:

                 SECTION 1.  DEFINITIONS.

                 Capitalized terms used in this Agreement and not otherwise defined shall have the meanings ascribed to them below:

                          (a)  "Affiliates" means, with respect to any Security
Holder, any other holder of Securities that, directly or indirectly through one or more intermediaries controls, is controlled by, is under common control with the Security Holder.
                          (b)  "Apollo" means Apollo Investment Fund III, L.P.

                          (c)  "Apollo Director" means any person designated by
Apollo and elected to the Board as provided herein.

                          (d)  "CVC" means Chase Venture Capital Associates,
L.P. and any affiliates thereof.





                             (Page 13 of 20 Pages)

                          (e)  "CVC Director" means any person designated by
CVC and elected to the Board as provided herein.

                          (f)  "Certificate of Designation" shall mean the
Certificate of Designation filed by the Corporation with the Secretary of State of the State of Delaware on May 8, 1996, including any amendments thereto.

                          (g)  "Person" shall be construed broadly and shall
include an individual, a partnership, a corporation, an association, a joint stock company, a limited liability company, a trust, a joint venture, an unincorporated organization and a governmental entity or any department, agency or political subdivision thereof.

                          (h)  "Termination Event" shall mean the earlier of
(i) the consummation of a public offering of the Debentures, (ii) May 30, 2006 and (iii) any time in which either of the Security Holders together with its Affiliates does not own 10% of the Debentures outstanding at such time.

                 SECTION 2.  ELECTION OF DIRECTORS.

                 Pursuant to the provisions of the Certificate of Designation and the Debentures, each Security Holder, in his capacity as a security holder of the Corporation, shall, promptly after the execution of this Agreement, and at any time and from time to time thereafter that directors of the Corporation are elected by the holders of the Preferred Stock or the Debentures, vote, in person or by proxy, all of the Securities issued by the Corporation and owned or controlled by such Security Holder and entitled to vote at any annual or special meeting of the holders of the Preferred Stock or Debentures called for the purpose of voting on the election of directors to be elected by such holders, or to execute a written consent in lieu thereof, and take all such other action as may be necessary to provide for the election of:

                             (i)   one director to be designated by CVC; and

                             (ii)  one director to be designated by Apollo.

The execution and delivery of this Agreement by those Security Holders entitled to vote for the election of directors of the Corporation constitutes such Security Holders' approval, by written consent pursuant to Section 228 of the Delaware General Corporation Law, of the election as directors of the Corporation of the persons set forth on Schedule I annexed hereto.

                 SECTION 3.  REMOVAL OF DIRECTORS.

                          (a)  At all times, CVC shall have the right to (i)
require the removal, with or without cause, of any CVC Director, and once removed, (ii) to appoint a successor CVC Director pursuant to the provisions of this Agreement and the Certificate of Designation or the Indenture.





                             (Page 14 of 20 Pages)

                          (b)  At all times, Apollo shall have the right to (i)
require the removal, with or without cause, of any Apollo Director, and once removed, (ii) to appoint a successor Apollo Director pursuant to the provisions of this Agreement and the Certificate of Designation or the Indenture.

                          (c)  In the event that any Security Holder acting as
described in Section 3(a) or (b) above shall, in accordance with their rights specified therein, require the removal of any director or directors with respect to whom they have such right, each of the Security Holders hereby agrees to join with such acting Security Holder in recommending such removal as described above, and in causing the Corporation either to promptly hold a special meeting of stockholders and to vote, in person or by proxy, all of its Securities issued by the Corporation and entitled to vote at such meeting or to execute a written consent in lieu thereof, as the case may be, in favor of such removal.

                          (d)  Each of the Security Holders agrees that it,
together with its Affiliates, shall not, without the consent of the other Security Holder, reduce the Securities collectively held by such Security Holder and its Affiliates to an amount which is less than 25.1% of the Securities outstanding.

                 SECTION 4.  TERMINATION EVENT.

                 Anything contained in Sections 2, 3(a), (b), (c) or (d) to the contrary notwithstanding, upon the occurrence of a Termination Event, the Security Holders shall be relieved of the obligations contemplated by this Agreement, provided however, that in the event the Termination Event shall cease, the Agreement will continue in full force and effect as if the Termination Event had not occurred.

                 SECTION 5.  AMENDMENT, WAIVER AND MODIFICATION.

                 The terms and provisions of this Agreement may not be modified or amended, nor may any provision be waived, except pursuant to a writing signed by the Security Holders.

                 SECTION 6.  TERMINATION.

                 The provisions of this Agreement shall terminate immediately in the event that either Security Holder ceases to beneficially own Securities of the Corporation.

                 SECTION 7.  SEVERABILITY.

                 It is the desire and intent of the Security Holders that the provisions of this Agreement be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, if any particular provision of this Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of this Agreement or affecting the validity or





                             (Page 15 of 20 Pages)
enforceability in any other jurisdiction. Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

                 SECTION 8.  ENTIRE AGREEMENT.

                 This Agreement, the Certificate of Designation and the other writings referred to herein or therein or delivered pursuant thereto, contain the entire agreement among the parties with respect to the subject matter hereof and thereof and supersede all prior and contemporaneous arrangements or understandings with respect thereto.

                 SECTION 9.  SUCCESSORS AND ASSIGNS.

                 Except as otherwise provided herein, this Agreement will bind and inure to the benefit of and be enforceable by the successors and assigns of the Security Holders so long as they hold Securities of the Corporation. None of the provisions hereof are intended to create any third party beneficiaries.

                 SECTION 10.  REMEDIES.

                 It is acknowledged that it will be impossible to measure in money the damages that would be suffered if either Security Holder fails to comply with any of the obligations herein imposed on them and that in the event of any such failure, an aggrieved Security Holder will be irreparably damaged and will not have any adequate remedy at law. Any such Security Holder shall, therefore, be entitled to injunctive relief, including specific performance, to enforce such obligations, and if any action should be brought in equity to enforce any of the provisions of this Agreement, none of the parties hereto shall raise the defense that there is an adequate remedy at law.

                 SECTION 11.  NOTICES.

                 All notices or other communications which are required or otherwise delivered hereunder shall be deemed to be sufficient and duly given if contained in a written instrument (a) personally delivered or sent by telecopy, (b) sent by nationally-recognized overnight carrier guaranteeing next business day delivery or (c) sent by first class registered or certified mail, postage prepaid, return receipt requested, addressed as follows:

                 if to Apollo, to:

                          Apollo Management, L.P.
                          1301 Avenue of the Americas, 38th Floor
                          New York, New York  10019
                          Attention:  Joshua Harris
                          Telephone:  (212) 261-4064
                          Telecopy:   (212) 261-4071; and





                             (Page 16 of 20 Pages)
                 if to CVC, to:

                          Chase Venture Capital Associates, L.P.
                          380 Madison Avenue, 12th Floor
                          New York, New York  10017
                          Attention:  Mitchell J. Blutt, M.D.
                          Telephone:  (212) 662-3612
                          Telecopy:   (212) 622-3101

All such notices, requests, consents and other communications shall be deemed to have been delivered (i) in the case of personal delivery, on the date of such delivery, (ii) in the case of delivery by telecopy, on the date of confirmation of receipt, (iii) in the case of dispatch by nationally-recognized overnight courier, on the next business day following such dispatch and (iv) in the case of mailing, on the third business day after the posting thereof.

                 SECTION 12.  HEADINGS.

                 The headings of the various sections of this Agreement have been inserted for convenience of reference only and shall not be deemed to be a part of this Agreement.

                 SECTION 13.  GOVERNING LAW.

                 This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made therein.

                                   * * * * *





                             (Page 17 of 20 Pages)

                 IN WITNESS WHEREOF, the undersigned have duly executed this Security Holders Agreement as of the date first written above.

                                         CHASE VENTURE CAPITAL
                                            ASSOCIATES, L.P.

                                         By: CHASE CAPITAL PARTNERS,
                                             its General Partner



                                         By:/s/ Mitchell J. Blutt, M.D.
                                            -----------------------------------
                                            Name:  Mitchell J. Blutt, M.D.
                                            Title: General Partner


                                         APOLLO INVESTMENT FUND III, L.P.

                                         BY:  APOLLO ADVISORS II, L.P.,
                                              its General Partner

                                         BY:  APOLLO CAPITAL MANAGEMENT II,
                                              INC., its General Partner



                                         By:/s/ Joshua Harris
                                            -----------------------------------
                                            Name:  Joshua Harris
                                            Title: Vice President


                                         APOLLO OVERSEAS PARTNERS III, L.P.

                                         BY:  APOLLO ADVISORS II, L.P.,
                                              its General Partner

                                         BY:  APOLLO CAPITAL MANAGEMENT II,
                                              INC., its General Partner



                                         By:/s/ Joshua Harris
                                            -----------------------------------
                                            Name:  Joshua Harris
                                            Title: Vice President





                             (Page 18 of 20 Pages)

                                         APOLLO U.K. PARTNERS III, L.P.

                                         BY:  APOLLO ADVISORS II, L.P.,
                                              its General Partner

                                         BY:  APOLLO CAPITAL MANAGEMENT II,
                                              INC., its General Partner



                                         By:/s/ Joshua Harris
                                            -----------------------------------
                                            Name:  Joshua Harris
                                            Title: Vice President





                             (Page 19 of 20 Pages)

                                   SCHEDULE I


                      CVC Director - Mitchell Blutt, M.D.

                        Apollo Director - Michael Gross





                             (Page 20 of 20 Pages)